

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2023

JD Ellis
Chief Legal Officer
Snap One Holdings Corp.
1800 Continental Boulevard, Suite 200
Charlotte, NC 28273

      Re: Snap One Holdings Corp.
          Registration Statement on Form S-3
          Filed May 2, 2023
          File No. 333-271564

Dear JD Ellis:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sarah Sidwell at 202-551-4733 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing

cc: William Brentani